SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 26 July 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

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press release

July 26, 2010

BP UPDATE

BP notes the press speculation over the weekend regarding potential changes to management and the charge for the costs of the Gulf of Mexico oil spill. BP confirms that no final decision has been made on these matters. A Board meeting is being held on Monday evening ahead of the announcement of the second quarter results on 27th July. Any decisions will be announced as appropriate.

BP Press Office, London: +44 (0)20 7496 4076
www.bp.com

-- ENDS --
This information is provided by RNS
The company news service from the London Stock Exchange

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 July 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary